U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 12b-25

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NOTIFICATION OF LATE FILING        SEC FILE NUMBER  000-21714

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                     (Check One): CUSIP NUMBER

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 Form 10-K and Form 10-KSB   Form 20-F    X Form 11-K   Form 10-Q
 and Form 10-QSB   Form N-SAR

 For Period Ended:  December 31, 1998

 [ ] Transition Report on Form 10-K

 [ ] Transition Report on Form 20-F

 [ ] Transition Report on Form 11-K

 [ ] Transition Report on Form 10-Q

 [ ] Transition Report on Form N-SAR

 For the Transition Period Ended: ___________________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________

Part I - Registrant Information

         CSB Bancorp, Inc.
         Full Name of Registrant


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  Former Name if Applicable

  6 W. Jackson Street
  Address of Principal Executive Office (Street and Number)

  Millersburg, Ohio  44654
  City, State and Zip Code

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P 23,047], the following should be completed. (Check box if appropriate)

   X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   X(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     CSB Bancorp, Inc.'s ("CSB") accountants were unable to provide the annual return of an employee benefit plan (Form 5500C/R) for the Commercial Savings Bank of Millersburg Profit Sharing and 401(k) Retirement Savings Plan and Trust for filing with the Form 11-K by the June 29, 1999 due date. Accordingly, CSB was unable to file the Form 11-K by the due date.

      (1) Name and telephone number of person to contact in regard to this notification

      Shirley J. Roberts        (330) 674-9015
      (Name)                    (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

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     X Yes    No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     Yes   X No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


       CSB Bancorp, Inc.
    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date  June 30, 1999     By /s/ Shirley J. Roberts
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                            Shirley J. Roberts
                            Senior Vice President and Secretary


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                                               Exhibit 99

             [Letterhead of  Brott, Mardis & Company]

Securities and Exchange Commission         June 30, 1999
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:   CSB Bancorp, Inc.
           Commercial Savings Bank of Millersburg Profit Sharing and 401(k) Retirement Savings Plan and Trust
           Form 11-K Filing for the
           Year Ended December 31, 1998

Ladies and Gentleman:

     We have been advised that CSB Bancorp, Inc. has requested an extension of the time required to complete the above-referenced filing, and that the reason provided for the need for additional time is that the annual return of an employee benefit plan (Form 5500C/R) was not available in time for CSB Bancorp, Inc. to file the above-referenced filing by June 29, 1999.

     We were unable to furnish the annual return of an employee benefit plan (Form 5500C/R) to CSB Bancorp, Inc. by June 29, 1999 because we had difficulty obtaining all necessary information to complete the financial statements in such annual return.


                                    Sincerely,